Exhibit 11.2

Global Code of Conduct

for Business Partners

Content
Letter from Management		4
1. Ethics and Business Integrity		5
1.1	Compliance with Applicable Laws and Regulations	5
1.2	Corruption, Bribery, and Fraud	5
1.3	Conflict of Interest	5
1.4	Money Laundering	5
1.5	Fair Competition	5
1.6	International Trade Controls	6
1.7	Tax Compliance	6
1.8	Conflict Minerals	6
2. Business Conduct in the Healthcare Sector		7
2.1	Quality Requirements	7
2.2	Ethical Conduct of Clinical Research	7
2.3	Interactions with Healthcare Professionals	7
3. Environment and Climate		8
3.1	Environmental Legislation	8
3.2	Waste, Wastewater, and Emissions	8
3.3	Water	8
3.4	Climate Protection	8
4. Human Rights and Labor Conditions		10
4.1	Human Rights Due Diligence	10
4.2	Modern Slavery and Child Labor	10
4.3	Non-Discrimination and Non-Harassment	10
4.4	Right to Freedom of Association and Collective Bargaining	10
4.5	Fair Working Conditions	10
4.6	Health Equity	11
4.7	Use of Security Forces	11
4.8	Rights of Local Communities	11
4.9	Supplier Diversity Program	11
5. Occupational Health and Safety		12
5.1	Worker Protection	12
5.2	Monitoring and Improvement of Occupational Health and Safety Incidents	12
5.3	Occupational Health and Safety Compliance and Management Systems	12
6. Security and Protection of Assets and Data		13
6.1	Privacy and Data Protection	13

6.2	Intellectual Property Rights	13
6.3	Security and Anti-Counterfeiting Measures	13
6.4	Publicity	13
7. Governance		14
7.1	Systems and Documentation	14
7.2	Risk Management	14
7.3	Accuracy of Records	14
7.4	Business Continuity	14
7.5	Continuous Improvement	14
7.6	Transparency and Disclosure	14
7.7	Training and Competency	15
7.8	Application to a Business Partner’s Supply Chain	15
7.9	Assessment	15
7.10	Termination of Contract	15
7.11	Modifications	15
8. Speak Up!		16
References		17

Letter from Management

Dear Business Partner,

Thank you for your partnership and ongoing support. We value the long-term relationships with all of our Business Partners and consider them key contributors to FME’s sustainable growth and trusted brand.1

FME is committed to ethical and sustainable business conduct and to being compliant with all applicable laws and regulations, as well as international standards. We are committed to innovating care and contributing to an ethical society free of corruption, where human rights are respected and the environment is preserved. It is not enough to merely disapprove of unlawful or unethical business conduct. We expect both ourselves and our Business Partners to prevent, detect, and respond to such conduct appropriately. We are committed to collaboration and reliability as central elements of our relationships with you, our Business Partner, and we expect the same commitment from you. To achieve our common goals in the desired way, our Code of Conduct for Business Partners provides information to facilitate a thriving and compliant relationship between you and our company.

We expect you to run processes and procedures within your organization and within your supply chains to comply with our Code of Conduct for Business Partners. The requirements are to be considered minimum requirements and are based on internationally recognized standards (see reference list). If there are applicable laws, regulations, policies, or contractual obligations that govern the same issues, the provision that provides the highest standard applies after local review.

Adherence to our Code of Conduct for Business Partners is an important criterion in our Business Partner selection process and for your continued engagement. It is an essential part of our contractual agreement. We would like to thank you for supporting our commitment to compliance and responsible business practices.

Sincerely,

Fresenius Medical Care Management Board

This Global Code of Conduct for Business Partners (“Code of Conduct”) defines the principles for ethical and sustainable business conduct. It applies to any person or organization that receives payments from Fresenius Medical Care AG and its subsidiaries (hereinafter referred to as “Fresenius Medical Care,” “FME,” or “We”) and with whom FME engages in direct business transactions. These entities include, but are not limited to, contractors, consultants, suppliers, healthcare professionals, and other intermediaries2, all of whom are referred to as “You” or “Business Partners”.

1Please visit our homepage for further details about FME Corporate Culture:

https://www.freseniusmedicalcare.com/en/corporateculture/.

2This includes all kind of distributors and sales intermediaries irrespective of payment flows.

1.	Ethics and Business Integrity
1.1	Compliance with Applicable Laws and Regulations

FME takes compliance seriously and has built a robust compliance program. We expect that our Business Partners do the same and uphold the values of integrity and lawful conduct. Business Partners are expected to take compliance seriously and engage in a robust culture of compliance; by adhering to applicable laws and regulations, as well as establishing appropriate procedures to prevent, detect, and remedy potential shortcomings. Failing to do so may expose Business Partners, FME, and individuals involved in misconduct to enforcement activities, fines, license or permit revocation, or other sanctions, damages, litigation, or loss of business.

1.2	Corruption, Bribery, and Fraud

Business Partners shall not offer anything of value to FME employees, directly or indirectly through third parties, with the intention of influencing business decisions or expecting to receive any preferential treatment. Business Partners shall always refrain from offering, promising, authorizing, or giving anything of value (including any items, gifts, services, entertainment invitations, or similar, whether in the form of a personal benefit/favor or otherwise) to any person or entity, directly or indirectly through third parties, for the purpose of securing new business, maintaining existing business, or gaining any other undue advantage.

1.3	Conflict of Interest

Avoiding conflicts of interest requires a careful approach to interactions with individuals and entities that can influence the business. A conflict of interest arises when an individual has a private or personal interest that influences, or appears to influence, their business decisions. To minimize the risk of such a conflict, Business Partners must avoid any relationships, transactions, or activities that are, or appear to be, in conflict with an objective and fair business relationship with FME and must disclose to FME any potential or actual conflicts of interest. Business Partners’ decisions must be guided by fair criteria such as price and quality of services and products. FME will assess whether personal relationships can coexist and whether controls or safeguards need to be applied to ensure that fair and impartial business decisions are made.

Business Partners shall be committed to compliance with capital market and applicable securities laws. This includes restrictions on insider trading based on inside information3.

1.4	Money Laundering[4]

FME expects that the operations of our Business Partners and their subsidiaries are, have been, and will be conducted at all times in compliance with the applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder, and any related or similar rules, regulations, or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) in all aspects.

FME’s Business Partners shall take all necessary steps to conduct business only with reputable Business Partners involved in legitimate business activities with funds derived from legitimate sources.

1.5	Fair Competition

Business Partners shall always observe and comply with all applicable anti-competition laws and regulations and shall establish appropriate internal processes and procedures to ensure they do not engage in any anti-

3Inside information: Company information that, if made public, is reasonably expected to significantly impact the price of securities.

4Money laundering: Engaging in a transaction with criminally derived property, structuring a transaction in a way to avoid detection of criminal conduct, or engaging in a transaction that promotes any criminal activity.

competitive conduct, including but not limited to engaging in anti-competitive agreements, and/or abusing their market position.

1.6	International Trade Controls

Trade governance is an integral aspect of this Code. FME is committed to conducting its business in compliance with any applicable laws and regulations governing the trade, import, export, transfer, and movement of goods, services, technologies, and funds, such as sanctions, customs regulations, and export controls (“Trade Laws”). By upholding the highest standards of trade governance, we not only safeguard FME’s reputation but promote and contribute to responsible and ethical business conduct across borders. Business Partners shall actively collaborate in upholding these standards. FME requires their commitment to abide by all applicable Trade Laws when doing business with FME.

1.7	Tax Compliance

All Business Partners shall treat tax governance and tax compliance as important aspects of their monitoring and risk management systems. Business Partners shall employ risk management strategies to ensure that all financial, regulatory, and reputational risks associated with taxation are fully identified, evaluated, and mitigated as applicable.

1.8	Conflict Minerals

Business Partners shall ensure that products supplied to FME do not contain metals derived from minerals or their derivatives originating from conflict regions5 that directly or indirectly finance, or benefit armed groups and cause or foster human rights abuses. Business Partners are expected to comply with applicable regulations and international standards such as the OECD6 Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

5Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia

6OECD: Organization for Economic Co-operation and Development

2.	Business Conduct in the Healthcare Sector
2.1	Quality Requirements

Business Partners shall provide goods and services that meet FME’s requirements, perform as warranted, and are safe for their intended purpose. Therefore, Business Partners shall meet regulatory requirements, such as those imposed by local regulators as well as contractually agreed quality requirements and standards. Business Partners shall promptly address all critical issues that have the potential to negatively affect the quality of goods and services provided. Business Partners shall inform FME of changes to the manufacturing or supply process that have the potential to impact the specifications of goods and services provided.

2.2	Ethical Conduct of Clinical Research

Clinical research, such as clinical trials and other research studies in humans conducted on behalf of FME shall be performed in accordance with international guidelines (such as the Declaration of Helsinki), applicable local laws and regulations, and recognized international quality and safety standards (such as the ICH Guideline for Good Clinical Practice). Business Partners shall adhere to the ethical principles set forth in the Belmont Report, namely respect for persons, beneficence, and justice throughout the research process. Business Partners must comply with applicable ethical and medical requirements when conducting such studies.

Animals must be treated respectfully, with minimized pain and stress. Alternatives to animal trials shall be used wherever scientifically valid and acceptable to regulators. Business Partners are encouraged to replace, reduce, and refine (3R guiding principles) animal trials in the interest of animal welfare, while pursuing methods to make animal trials obsolete.

Business Partners shall acknowledge and consider potential risks and concerns associated with emerging technologies, such as stem cell research or nanotechnology. Business Partners shall implement measures to actively manage risks and reduce foreseeable impacts.

2.3	Interactions with Healthcare Professionals

Business Partners must pay special attention when dealing with government authorities and healthcare professionals (HCPs7), especially if they are government officials8, such as public hospital workers. Legal sanctions may apply when companies target government officials with inappropriate proposals to influence, induce, or reward a favorable action (or inaction), commercial transaction, or governmental matter. It is essential that Business Partners have the competence and resources necessary to provide quality services appropriately and timely, avoiding any form of improper incentive in any transactions with FME (see chapter 1.2 “Corruption, Bribery, and Fraud”).

7HCPs: Individuals involved in prescribing, purchasing, or administering medical devices or medications.

8Government official: A variety of individuals and entities, including those representing state-owned enterprises, political parties, or public international organizations.

3.	Environment and Climate
3.1	Environmental Legislation

Business Partners must comply with all applicable environmental laws, regulations, and internationally recognized agreements and conventions. This includes, but is not limited to:

●	Business Partners must ensure proper handling of waste in accordance with local regulations and the Basel Convention on the Control of Transboundary Movements of Hazardous Waste and their Disposal (Basel Convention).
●	Business Partners shall not manufacture mercury-added products, use mercury and mercury compounds in manufacturing processes, or treat mercury waste contrary to the regulations stated in the UN Minamata Convention on Mercury (Minamata Convention).
●	Business Partners shall not produce or use chemicals, which are restricted as persistent organic pollutants as stated in the Stockholm Convention on Persistent Organic Pollutants (Stockholm Convention) and ensure environmentally sound handling, collection, storage, and disposal of respective waste.

Business Partners shall apply appropriate environmental management systems, ideally certified in accordance with ISO 140019 or ISO 5000110 to assess potential environmental risks and define mitigation strategies.

3.2	Waste, Wastewater, and Emissions

Business Partners shall have systems in place to ensure the safe and legally compliant handling, movement, storage, and disposal, release, or discharge of wastes, air emissions, and wastewater discharges. In addition, Business Partners shall prevent and mitigate accidental spills and releases of hazardous substances, wastes, wastewater, and emissions to the environment, or facilities where the related risks are no longer controlled (e.g., public sewage system, public surfaces). Any waste, wastewater, or emissions with the potential to adversely impact human or environmental health shall be appropriately managed, controlled, and treated prior to release into the environment to minimize resulting impacts on concerned communities. All necessary installations and facilities shall be constructed and maintained in a way that ensures relevant risks are managed or mitigated.

3.3	Water

Business Partners shall undertake best efforts to have management systems in place to reduce water withdrawal and consumption in their own operations and their supply chains, with special attention to water-stress areas. The usage of water for a Business Partner’s operations shall not have a negative impact on the availability and quality of water for the environment and surrounding communities.

3.4	Climate Protection

Business Partners shall undertake reasonable efforts to set environmental targets, define strategies, and have policies in place to identify and mitigate environmental impacts of their operations and throughout their supply chains. Business Partners shall consider the protection of biodiversity and ecosystems, including the protection of marine resources. Business Partners shall refrain from activities that lead or have led to deforestation and shall comply with applicable laws and regulations of the country of production. Business Partners shall also identify the impact and risks that climate change has on the Business Partners’ own operations and supply chains. Business Partners are encouraged to adopt and apply circular economy practices.

9ISO 14001: Environmental Management Systems

10ISO 50001: Energy Management Systems

Business Partners shall set targets for reducing their consumption of water, energy, raw materials, the generation of waste, and to become climate neutral by 2050 insofar as this is appropriate for their business. In particular, Business Partners shall have appropriate programs and initiatives in place aimed at reducing greenhouse gas emissions in their own operations (Scope 1 and Scope 2) and in their value chains (Scope 3). FME highly values Business Partners who align their emission targets with the Science Based Targets Initiative (SBTi). Business Partners shall ensure and demonstrate continuous environmental improvements. Upon request, Business Partners shall be able to provide FME with relevant environmental figures.

4.	Human Rights and Labor Conditions
4.1	Human Rights Due Diligence

Business Partners are expected and encouraged to establish a Human Rights Due Diligence process to prevent, mitigate, or remediate any potential negative impact they may cause or contribute to causing to human rights. Such a process shall be implemented with due consideration of applicable laws and regulations, as well as international standards, including the principles described in the United Nations Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the International Labor Organization’s 1998 Declaration on Fundamental Principles and Rights at Work. When faced with conflicting requirements, Business Partners shall aspire to meet international human rights standards while following local laws and practices.

4.2	Modern Slavery and Child Labor

We strictly forbid using, supporting, or benefiting from any form of modern slavery, including exploitative child labor11 or forced labor12. This includes modern slavery in the form of trafficking in human beings, forced labor, indentured labor, bonded labor, or any other forms, including mental and physical coercion, and all forms of slavery practices in the workplace. When relying on migrant labor, measures to prevent situations that might lead to modern slavery or comparable conditions for workers must be in place.

4.3	Non-Discrimination and Non-Harassment

We do not tolerate any form of discrimination, including verbal, physical, or sexual harassment or intimidation in the workplace based on national or ethnic origin, citizenship, skin color, age, social origin, health status, disability status, sexual orientation, gender, gender identity and expression, marital status, pregnancy, political opinion, union affiliation, or engagement in lawful collective labor activity, religion or belief, and any other criteria protected by local laws and regulations. We expect our Business Partners to promote equal opportunities and take measures to prevent discrimination and harassment based on any characteristics or attributes that are protected by the laws of the place of employment.

Business Partners are expected to condemn harassment, violent or abusive conduct, or intimidation in any form. Business Partners shall maintain a respectful workplace with fair and safe working conditions and are encouraged to foster diversity and an inclusive and trusting work environment for their employees.

4.4	Right to Freedom of Association and Collective Bargaining

Business Partners shall respect the rights of workers to join or not join unions, to engage in collective bargaining, and to seek representation via workplace representative bodies or unions, in accordance with local laws.

4.5	Fair Working Conditions

Business Partners shall provide adequate wages to their workforce that amount to at least the minimum wage as per local law. Business Partners shall respect the principle of equal pay for equal work. Business Partners may not engage in unlawful or retaliatory pay suspension, pay withholding, or pay deductions; they shall pay their workforce in a timely manner.

Business Partners must comply with applicable laws and regulations regarding employment and labor conditions, including but not limited to employment terms and conditions, pay transparency, minimum wages and benefits, maximum working hours, and break and rest times. Regular work weeks shall not exceed the

11According to ILO Convention Nr. 138 (Minimum Age Convention) and ILO Convention Nr. 182 (Worst Forms of Child Labor)

12According to ILO Convention Nr. 29 (Forced Labor Convention)

maximum allowable hours set by local law and overtime hours shall be instructed only in accordance with local laws.

4.6	Health Equity

FME is committed to health equity as specified in FME’s Global Health Equity Statement13. Our commitment to health equity means expanding our knowledge and services to eliminate inequities in care opportunities and health outcomes. We strive to provide the most comprehensive care for all people living with serious illnesses, including chronic kidney disease. In addition, FME values Business Partners who share its commitment to health equity.

4.7	Use of Security Forces

If Business Partners deploy private or public security forces to protect their premises, assets, and their workforce and/or their patients, Business Partners must take measures to ensure appropriate behavior by security forces. Business Partners must provide adequate instructions and controls to security forces to prevent torture, cruel, inhumane, or degrading treatment and to prevent security forces from causing injury to life or limb or to unlawfully impair the right to organize or to unlawfully impair employees exercising their right to freedom of association, provided these rights are exercised in a lawful manner.

4.8	Rights of Local Communities

Business Partners shall take measures to prevent harmful soil changes, water or air pollution, harmful noise emissions or excessive water consumption, all of which potentially result in the significant impairment of the natural basis for preserving and producing food. Moreover, Business Partners shall prevent the denial or limitation of access to clean and safe drinking water, or the destruction of individual access to sanitary facilities and/or cause damage to the health of a person.

Business Partners shall not engage in unlawful taking of resources such as land, forests, and water, which secure the livelihood of individuals and communities.

4.9	Supplier Diversity Program

Business Partners are encouraged to develop and implement a supplier diversity program within their supply chains. Business Partners shall give the maximum practicable opportunities for small and diverse suppliers who deliver value. Business Partners shall be able to track and report progress of their respective supplier diversity programs.

13Available at our website: https://www.freseniusmedicalcare.com/en/about-us/policies-and-standards

5.	Occupational Health and Safety
5.1	Worker Protection

Business Partners shall adequately protect employees from harmful exposure to chemical, biological, and physical hazards, unhygienic conditions, physically demanding tasks in the workplace and in any company-provided living quarters. Business Partners shall provide a safe and healthy working environment, adequate facilities, and arrangements for their workforce’s welfare, including appropriate personal protective equipment and regular health and safety training. Business Partners shall comply with product safety regulations, label products properly and communicate product-handling requirements. Business Partners shall provide the relevant parties with the applicable documentation containing all the necessary safety-relevant information for all hazardous substances in case of a legitimate need. This includes product information, safety data sheets, notification, or registration confirmations, use case and exposure scenarios. Business Partners proactively and transparently share information about the health, safety, and environmental aspects of their products with all relevant parties. Business Partners shall also establish appropriate measures to prevent excessive physical and mental fatigue due to inadequate work organization regarding working hours and rest breaks.

5.2	Monitoring and Improvement of Occupational Health and Safety Incidents

Business Partners are expected to track and analyze employees’ work-related accidents, identify their root causes, and implement and evaluate appropriate corrective and preventive actions, according to applicable laws and regulations. Appropriate incident reporting processes shall be provided to all workers.

5.3	Occupational Health and Safety Compliance and Management Systems

Business Partners shall comply with all occupational health and safety obligations as applicable under local laws. Business Partners shall take to the extent as reasonably practicable, such measures as are necessary to establish appropriate processes or programs to prevent or mitigate hazards and related risks that affect or may affect the health and safety of employees, neighbors, surrounding communities, or any other concerned stakeholders.

Business Partners shall identify and assess emergency situations as well as develop and implement response procedures for dealing with these emergencies. The response plans shall be periodically tested to ensure their viability and validity.

6.	Security and Protection of Assets and Data
6.1	Privacy and Data Protection

Business Partners must comply with all applicable laws and regulations, as well as contractual obligations, when collecting, using, disclosing, storing, and processing data that FME shares with them, data that they process on FME’s behalf or data that they become aware of in the context of the parties’ business relationship. This includes personal data related to FME’s employees, patients, customers, healthcare professionals, suppliers, and others, as well as confidential or proprietary information pertaining to FME’s business or arrangements with third parties, such as non-public strategic, financial, technical, or business information.

For example, depending on the nature of the data and business activity, the Business Partner may be limited to processing, using, or disclosing such data pursuant to a legitimate business need or legal basis in a manner agreed by FME; required to implement technical and organizational measures to protect data from unauthorized access, disclosure, alteration, or destruction; and ensure the accuracy, relevance, and integrity of data throughout its lifecycle.  Business Partners also may be required to notify FME of data breaches or security incidents impacting FME and cooperate fully with FME in investigations and remediation efforts related to data protection.

6.2	Intellectual Property Rights

Business Partners shall protect their intellectual property rights, intellectual property rights of their employees, their own business partners, and FME’s intellectual property developed in the course of our business from access by any third party, including their supply chains. Intellectual property includes, but is not limited to, any invention, patent, trademark, copyright, technical and scientific knowledge or know-how and expertise. The same applies to trade secrets of any kind. The Business Partner shall inform FME of any intellectual property-related, obvious, and material risks to which FME may be exposed due to the business relationship with the Business Partner.

6.3	Security and Anti-Counterfeiting Measures

Business Partners shall apply good practices across their operations and supply chains and ensure anti-tampering measures are implemented and enforced. Business Partners shall assure the integrity of every shipment to FME based on the contractual agreement.

6.4	Publicity

We do not permit Business Partners to use FME’s brand name or logo in any public display or document without prior authorization. Without such prior approval, Business Partners may not disclose their relationship with FME or its products, parts, designs, or non-public information in any public venues, including press releases, websites, social media, trade shows and Business Partner facilities.

7.	Governance
7.1	Systems and Documentation

Business Partners shall incorporate this Code of Conduct into their management systems, controls, and policies. This implies clear allocation of internal responsibilities and the implementation of relevant standards and procedures. All applicable documentation (e.g. permits, certificates, licenses, and registrations) must be obtained, maintained, and kept up to date to demonstrate conformance. This documentation may be reviewed by FME upon mutual agreement.

7.2	Risk Management

Business Partners shall implement appropriate mechanisms to regularly identify, evaluate, and manage risks in all areas addressed by this Code of Conduct (that are relevant and applicable to the Business Partner). Business Partners shall continuously determine the relative significance of each risk and take measures to prevent and mitigate it.

Business Partners shall also take necessary actions to prevent risks, stop violations, minimize reputational risks to both FME and the Business Partner. Business Partners are also requested to proactively inform FME of any violations, risks of violations or investigations with regard to their own operations or supply chains.

7.3	Accuracy of Records

All financial books and records must comply with applicable laws and regulations, local requirements, as well as generally accepted accounting principles. To provide a true and fair view of their financial situation, Business Partners’ records must be accurate in all material respects and kept up to date. Records must be complete, legible, transparent, processed in a timely manner, and reflect actual transactions as well as payments. Business Partners shall not hide, fail to record, or make false entries. All business records must accurately reflect the true nature and extent of the transaction or expenditure. Business Partners shall establish adequate processes and controls to ensure the accuracy, completeness, and timely preparation of their accounts and financial statements.

Business Partners’ billing must be accurate, truthful, complete, and timely for all products and services. In support of accurate billing, all records must provide reliable documentation of the products purchased/sold or services rendered/received.

7.4	Business Continuity

Business Partners shall implement appropriate business continuity plans and disaster recovery management for operations supporting FME’s business.

7.5	Continuous Improvement

Business Partners shall demonstrate their commitment to continuous improvement in the implementation of this Code of Conduct by setting performance objectives, executing implementation plans, and taking necessary corrective actions for deficiencies identified through internal or external assessments, inspections, and management reviews. Business Partners are encouraged to share respective actions with FME upon request.

7.6	Transparency and Disclosure

Business Partners are encouraged to regularly report externally on their social and environmental performance in line with this Code of Conduct. Business Partners shall remain transparent about their business activities, structure, financial situation, performance, and business, as required by applicable laws and regulations, as well as industry standards. Business Partners are encouraged to disclose convictions as well as mitigating measures.

7.7	Training and Competency

Business Partners shall develop, implement, and maintain appropriate training measures to allow their employees to gain an appropriate level of knowledge and understanding of this Code of Conduct, the applicable laws and regulations, as well as industry standards.

7.8	Application to a Business Partner’s Supply Chain

Business Partners shall replicate this Code of Conduct further down their supply chains, ensuring that any third party/sub-supplier acting on behalf of the Business Partner and affecting a business relationship with FME complies with this Code of Conduct. Upon request, Business Partners shall provide FME with information about their supply chains to identify risks and preventive measures in relation to the application of this Code of Conduct.

7.9	Assessment and Compliance

Our business relationship is based on mutual honesty and respect. Upon reasonable discretion and prior notice, FME shall have the right to monitor and evaluate the Business Partner’s conformance to this Code of Conduct in the form of providing certifications or participating in assessments, for example. In case of reasonable evidence that the Business Partner does not conform to the provisions of this Code of Conduct, FME shall have the right to conduct ad-hoc assessments using measures deemed appropriate by FME. The evaluation shall be executed by FME (directly or via an engaged third party). Further contractual obligations remain unaffected by this Code of Conduct and take precedence over the provisions herein.

7.10	Termination of Contract

If FME determines that the Business Partner does not meet the requirements of the Code of Conduct, FME reserves the right to request Business Partners to take corrective actions to prevent, end, or minimize the violation within a reasonable period. If Business Partners fail to take corrective actions, FME is entitled to (i) suspend the contract until violations are remedied, or (ii) give extraordinary notice of termination after the given time for execution has passed without any improvements and at FME’s sole discretion.

7.11	Modifications

FME reserves the right to reasonably modify this Code of Conduct. Business Partners are encouraged to comply with the latest version of this Code of Conduct and shall, at the latest, comply with modifications of the Code of Conduct in renewed contracts.

8.	Speak Up!

Business Partners shall establish a reporting procedure within their organizations, allowing their workforce and other relevant groups to report concerns or incidents of potential non-compliance at any time, including, but not limited to potential violations of applicable laws and regulations as described in this Code of Conduct.

Business Partners shall ensure that the reporting procedure is clearly defined and communicated in a format that is easily accessible to all interested parties, including the public. The procedure shall include information on how to report concerns and the expected resolution process, and it shall allow for anonymous reporting. The procedure must guarantee an independent and impartial investigation, as well as non-retaliation against the reporting person.

Any report made in good faith shall be covered by a non-retaliation policy and treated in a confidential manner, while protecting the identity of the reporting person to the extent reasonably possible. Business Partners shall promptly and properly investigate such reports, and if there are findings, take corrective action where necessary. Any response or information to a reporting person shall be provided at the discretion of FME and in accordance with applicable laws and regulations.

In the event of an identified severe human rights risk, an actual violation, or related enforcement and/or litigation, Business Partners are required to proactively notify FME and provide details on the steps taken to avoid or mitigate such a situation. This also applies to situations where Business Partners have caused or contributed to such a situation but are unable to mitigate or remedy the adverse human rights impact.

Business Partners are encouraged to inform their employees about FME’s Compliance Action Line. FME’s Compliance Action Line can also be used by Business Partners or their workforce to report any concerns related to FME’s activities, as well as the activities of FME’s workforce, FME’s management, or FME’s agents.

If you would like to make a report or have further questions, please visit www.fresenius.ethicspoint.com, or contact us:

●	complianceactionline1@freseniusmedicalcare.com (globally, except USA and Russia),
●	compliance.actionline@freseniusmedicalcare.com (for USA), or
●	complianceactionline-russia@fmc-ag.ru (for Russia).

References

Basel Convention | United Nations

https://www.basel.int/

Belmont Report: Ethical Principles and Guidelines for the Protection of Human Subjects of Research

https://www.hhs.gov/ohrp/regulations-and-policy/belmont-report/read-the-belmont-report/index.html

Declaration of Helsinki | World Medical Association

https://www.wma.net/what-we-do/medical-ethics/declaration-of-helsinki/

Energy Management Systems (ISO 50001) | International Organization for Standardization

https://www.iso.org/home.html

Environmental Management Systems (ISO 14001) | International Organization for Standardization

https://www.iso.org/home.html

FME Internal Policies and Standards

https://www.freseniusmedicalcare.com/en/about-us/policies-and-standards

General Data Protection Regulation (GDPR) | European Union

https://gdpr.eu/

ICH Good Clinical Practice | European Medicines Agency

https://www.ema.europa.eu/en/ich-e6-r2-good-clinical-practice-scientific-guideline

International Labor Standards | International Labor Organization

https://www.ilo.org/international-labour-standards

Minamata Convention | United Nations

https://minamataconvention.org/en

OECD Due Diligence Guidance for Responsible Supply Chains of Minerals

https://www.oecd.org/corporate/mne/mining.htm

OECD Guidelines for Multinational Enterprises on Responsible Business Conduct

https://www.oecd-ilibrary.org/finance-and-investment/oecd-guidelines-for-multinational-enterprises-on-responsible-business-conduct_81f92357-en

Paris Agreement | United Nations

https://unfccc.int/process-and-meetings/the-paris-agreement

Stockholm Convention | United Nations

https://pops.int/

Universal Declaration of Human Rights | United Nations

www.un.org/en/documents/udhr/

United Nation’s Guiding Principles on Business and Human Rights (UNGPs)

https://www.ohchr.org/sites/default/files/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

UK Bribery Act | United Kingdom

https://www.legislation.gov.uk/ukpga/2010/23/introduction

USA Foreign Corrupt Practices Act | USA

https://www.justice.gov/criminal/criminal-fraud/foreign-corrupt-practices-act

Science Based Targets Initiative (SBTi)

https://sciencebasedtargets.org/

Contact

In case of questions or concerns regarding this document, please contact your FME contact person.

Editor

Fresenius Medical Care AG

Else-Kroener-Straße 1

61352 Bad Homburg v.d.H. / Germany

http://www.freseniusmedicalcare.com

Effective as of 01 February 2025